FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

25 October 2022

HSBC HOLDINGS PLC
3Q 2022 EARNINGS RELEASE
WEBCAST AND CONFERENCE CALL

HSBC will be holding a webcast presentation and conference call today for investors and analysts. The speakers will be Noel Quinn (Group Chief Executive) and Ewen Stevenson (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.
http://www.rns-pdf.londonstockexchange.com/rns/9498D_1-2022-10-24.pdf

Full details of how to access the conference call appear below and details of how to access the webcast can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 8.30am (London); 3.30pm (Hong Kong); and 3.30am (New York).

Webcast: https://streamstudio.world-television.com/768-1956-34196/en

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: 1942236
	Toll-free	Toll
UK	0800 279 3590	0207 950 6551
US	866 297 1588	+1 210 795 1143
Hong Kong	800 968 764	+852 3001 3842
International		+1 210 795 1143

Replay access details from 25 October 2022 10:45am BST - 25 December 2022 11.00pm GMT

Passcode: 5848
	Toll-free	Toll
UK	0800 279 4887	+44 20 3430 8972
US	+1 866 742 2549	+1 203 369 4600
Hong Kong	+852 3018 4327
International		+1 203 369 4600

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,992bn at 30 September 2022, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 25 October 2022